EXHIBIT 10.1

350 Campus Drive

Marlborough, MA 01752

April 11, 2006

Mr. Robert T. Dechant

2 Shasta Drive

North Reading, MA 01864

Dear Bob:

It is my pleasure to extend to you an offer of employment with 3Com Corporation (“3Com” or the “Company”) as Senior Vice President, Sales and Marketing. You will work out of the Company’s Marlborough, Massachusetts office and report to the Chief Executive Officer. You will be designated by the Company as a Section 16 officer, and will be subject to the reporting requirements of Section 16 of the federal Securities Exchange Act of 1934. Your start date is expected to be April 18, 2006.

Your base salary will be $13,541.67, paid semi-monthly in accordance with the Company’s regular payroll practices ($325,000.00 annualized). You will be eligible to participate in the Company’s discretionary bonus program, 3Bonus. Your 3Bonus target amount will be 60% of your base salary, currently payable semi-annually. Payments under the 3Bonus plan are discretionary and are based on various factors, including Company and individual performance. As with all of the Company’s compensation and benefit plans, 3Com reserves the right to amend, modify and/or terminate the 3Bonus Program at its discretion, subject to all applicable laws and regulations.

In addition, you will be eligible to receive sales and margin based commission. Your target sales commission on an annualized basis will be 40% of your base salary, payable quarterly and in accordance with the Company’s regular payroll practices. Your actual incentive compensation will be determined by the achievement of certain sales and margin objectives to be established by the Company. You will be entitled to the following guaranteed minimum incentive compensation payments for the current fiscal quarter and the first three full fiscal quarters following your start date: 75% of quarterly target incentive for Q4 FY06 (prorated based on your start date); 75% of quarterly target incentive for Q1 FY07; 50% of quarterly target incentive for Q2 FY07; and 25% of quarterly target incentive for Q3 FY07. Except as otherwise provided herein, your incentive compensation shall be governed by the terms and conditions of the operative 3Com Sales Incentive Plan.

Robert T. Dechant

You will receive an employee stock option grant of 600,000 shares of 3Com common stock subject to the necessary approvals; provided, however, that no stock options shall be deemed to have been accepted until you have signed the Company’s stock option agreement. The option price for the shares subject to this initial grant will be the closing stock price of 3Com common stock on the NASDAQ national market on the first Tuesday of the calendar month immediately following your start date referenced above (i.e., May 2, 2006), or if the NASDAQ national market is closed on that date, the closing stock price on the first trading day following that date. Your stock option grant is subject to the terms and conditions of the 3Com Corporation 2003 Stock Plan.

3Com also offers a competitive complement of benefits. You will be eligible to accrue twenty (20) days of Paid Time Off per year, subject to the terms and conditions of the Company’s Paid Time Off policy. 3Com also has eleven (11) Company-recognized/assigned paid holidays and provides employees with two (2) personal floating holidays. In addition, you will be eligible to participate in the Company’s standard benefit plans, including Company-sponsored insurance plans, the Company’s Employee Stock Purchase Program, and the Company’s 401(k) Plan, subject to the terms and conditions of the policies and/or plan documents governing those benefit programs. As a Section 16 officer of the Company, you will be eligible to participate in benefit programs available to the Company’s Section 16 officers including, without limitation, the Company’s Section 16 Officer Severance Plan (the “Section 16 Plan”), a copy of which is attached hereto. On or about your start date, you will receive and be invited to execute a Severance Benefits Agreement confirming your eligibility for severance benefits under the Section 16 Plan and a Management Retention Agreement (“MRA”) confirming your eligibility for severance benefits in the event of a Change of Control of the Company, as defined under the MRA. The Compensation Committee of the Company’s Board of Directors is in the process of reviewing the terms and conditions of the MRA, a draft of which is attached hereto. The Company reserves the right to amend, modify and/or terminate its benefit programs at its discretion, subject to all applicable laws and regulations.

This offer of employment is conditioned upon your signing the attached Restrictive Covenant Agreement regarding, among other things, confidentiality, non-solicitation and assignment of inventions. In addition, this offer of employment is contingent upon your providing the Company with documentation of your ability to work in the United States, as required by the federal Immigration Reform and Control Act, no later than three (3) days after your start date. This offer is also contingent upon the successful result of a background investigation. You will be required to sign an authorization for this purpose as part of the Company’s employment application form, if you have not done so already. Providing false or fraudulent information to the Company may result in withdrawal of the offer or termination of employment, if hired.

While we are confident that we will have a mutually beneficial employment relationship, your employment with 3Com is on an at-will basis. This means that both you and 3Com can terminate the employment relationship at any time, for any reason or no reason, without notice. Nothing in this offer letter is intended to or shall be construed as a contract of employment for any fixed time period.

Robert T. Dechant

The terms and conditions of this offer letter supersede any previous written or verbal representations concerning conditions of employment. This offer of employment is valid for a period of five (5) working days from the date of this offer letter.

Please confirm your acceptance by signing and returning this letter. By signing this offer letter, you represent that you are not subject to any restrictions or covenants that would prevent or impede your performance of the duties and responsibilities of your position with 3Com and that your employment with 3Com will not violate or conflict with the terms of any employment, non-competition or other agreement with any previous employer or other entity.

Let me close by reaffirming our belief that the skill and background you bring to 3Com will be instrumental to the future success of the Company. 3Com believes that the single most important factor in our future success is our people. I look forward to working with you.

Sincerely,

/S/ SUSAN H. BOWMAN

Susan H. Bowman

Senior Vice President, Human Resources

I accept 3Com’s offer of employment based on the terms and conditions described in this offer letter.

/S/ ROBERT T. DECHANT	April 13, 2006
Robert T. Dechant	Date